Exhibit 99.1

TAL Education Group Announces Management Appointments

Beijing — October 10, 2016—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced the promotion of Mr. Yunfeng Bai to serve as the President of the Company, effective on October 10, 2016, and the appointment of Mr. Yan Huang as the Chief Technology Officer of the Company, effective on October 10, 2016.

Mr. Bai joined TAL in 2005. He has served as our Senior Vice President since April 2011 and from then on has held multiple management positions in the Company including Senior Vice President of the small class business. Mr. Bai received his bachelor´s degree in Engineering Automation from Beijing University of Aeronautics and Astronautics in 2003. He attended the CEO class of Guanghua Management School of Peking University between 2008 and 2009 and graduated from the EMBA program of China Europe International Business School in 2012.

Mr. Huang joined TAL in April 2015. He has served as general manager of new product department and Assistant Vice President. He is now responsible for company level new product incubation and technical system management. Prior to his role with us, Mr. Huang had served as Chief Architect with Baidu, director with Tencent Research, as well as co-founder and software architect of PPLive (now known as PPTV). Mr. Huang received his bachelor’s degree and master’s degree from University of Science and Technology of China.

“Yunfeng has been instrumental in the development and operations of our business. We look forward to his continued contributions as the President of the Company,” said TAL’s Chairman and Chief Executive Officer, Mr. Bangxin Zhang. “We are very pleased to welcome Mr. Huang as our new Chief Technology Officer and are keen to work together with him closely on the continued growth of our technology-drive business in the coming years.”

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company's learning center network includes 395 physical learning centers as of May 31, 2016, located in 25 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi`an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao, Changsha, Luoyang, Nanchang, Ningbo, Wuxi, Fuzhou and Hefei. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “XRS”.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com